# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cannae Holdings, Inc., CIK 0001704720
CUSIP: 13765N107
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, Nevada (NV), 89134
Date of event which requires filing of this statement: 09/04/2025
Amends the filing with accession number 0000921895-25-001728
Filed by CIK 0001866872
Persons authorized to receive notices and communications: DAN GROPPER, CARRONADE CAPITAL MANAGEMENT, LP, 17 Old Kings Highway South, Suite 140, Darien, Connecticut (CT), 06820, 203-485-0880; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- CARRONADE CAPITAL MANAGEMENT, LP (CIK 0001866872): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,189,027; sole dispositive power 0; shared dispositive power 3,189,027; aggregate amount beneficially owned 3,189,027 (5.9% of the class)
- Carronade Capital Master, LP (CIK 0001831354): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,012,218; sole dispositive power 0; shared dispositive power 3,012,218; aggregate amount beneficially owned 3,012,218 (5.6% of the class)
- CARRONADE CAPITAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,012,218; sole dispositive power 0; shared dispositive power 3,012,218; aggregate amount beneficially owned 3,012,218 (5.6% of the class)
- CARRONADE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,189,027; sole dispositive power 0; shared dispositive power 3,189,027; aggregate amount beneficially owned 3,189,027 (5.9% of the class)
- GROPPER DAN (CIK 0001268940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,189,027; sole dispositive power 0; shared dispositive power 3,189,027; aggregate amount beneficially owned 3,189,027 (5.9% of the class)
- Aboelnaga Mona (CIK 0001776223): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,400; shared voting power 0; sole dispositive power 1,400; shared dispositive power 0; aggregate amount beneficially owned 1,400 (0.003% of the class)
- Duster Benjamin (CIK 0001313071): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,338.32; shared voting power 0; sole dispositive power 1,338.32; shared dispositive power 0; aggregate amount beneficially owned 1,338.32 (0.002% of the class)
- DENNIS A. PRIETO: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,470; shared voting power 0; sole dispositive power 1,470; shared dispositive power 0; aggregate amount beneficially owned 1,470 (0.003% of the class)
- CHERIE L. SCHAIBLE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,360; shared voting power 0; sole dispositive power 1,360; shared dispositive power 0; aggregate amount beneficially owned 1,360 (0.003% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Cannae Holdings, Inc.
Address of issuer's principal executive offices: C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, Nevada (NV), 89134
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously disclosed in the Schedule 13D, on December 19, 2024, Carronade delivered a letter to the Issuer (the "Initial Nomination Letter") nominating Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible (collectively, the "Nominees") for election to the Board of Directors of the Issuer (the "Board") at the Issuer's 2025 annual meeting of shareholders (the "Annual Meeting"). Notwithstanding Carronade's timely delivery of the Initial Nomination Letter, the Issuer announced on August 26, 2025 that the Annual Meeting will be held on December 12, 2025, more than 175 days after the anniversary date of the Issuer's 2024 annual meeting of shareholders. In light of this significant delay in holding the Annual Meeting, Carronade was compelled to resubmit its nomination of the Nominees for election to the Board at the Annual Meeting pursuant to the Issuer's Bylaws. Accordingly, on September 4, 2025, Carronde delivered a letter to the Issuer nominating the Nominees for election to the Board at the Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 54,200,000 Shares outstanding, as of August 29, 2025, as reported by the Issuer in its Sum of the Parts report, dated August 29, 2025, which was posted on the Issuer's website.

As of the date hereof, Carronade beneficially owns directly 3,012,218 Shares, representing approximately 5.6% of the outstanding Shares.

Carronade Capital GP, as the general partner of Carronade, may be deemed the beneficial owner of the 3,012,218 shares of Common Stock owned directly by Carronade, representing approximately 5.6% of the outstanding Shares.

As of the date hereof, 176,809 Shares were held in the Managed Account, representing approximately 0.3% of the outstanding Shares.

Carronade Capital Management, as the investment manager of each of Carronade and the Managed Account, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.9% of the outstanding Shares.

Carronade Capital Management GP, as the general partner of Carronade Capital Management, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.9% of the outstanding Shares.

Mr. Gropper, as the Managing Member of Carronade Capital Management GP, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.9% of the outstanding Shares.

As of the date hereof, Ms. Aboelnaga directly beneficially owns 1,400 shares of Common Stock, representing approximately 0.003% of the outstanding Shares.

As of the date hereof, Mr. Duster directly beneficially owns 1,338.329 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

As of the date hereof, Mr. Prieto directly beneficially owns 1,470 shares of Common Stock, representing approximately 0.003% of the outstanding Shares.

As of the date hereof, Ms. Schaible directly beneficially owns 1,360 shares of Common Stock, representing approximately 0.003% of the outstanding Shares.

The filing of this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There were no transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As described in the Schedule 13D, Carronade has signed the Engagement and Indemnification Agreements with each of the Nominees. A form of the Engagement and Indemnification Agreement is attached as Exhibit 99.2 to the Schedule 13D and is incorporated herein by reference.

## Signatures
- CARRONADE CAPITAL MANAGEMENT, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Chief Compliance Officer & Counsel (09/08/2025)
- Carronade Capital Master, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (09/08/2025)
- CARRONADE CAPITAL GP, LLC: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (09/08/2025)
- CARRONADE CAPITAL MANAGEMENT GP, LLC: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (09/08/2025)
- GROPPER DAN: /s/ Dan Gropper, Individually and as attorney-in-fact for Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible (09/08/2025)
- Aboelnaga Mona: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (09/08/2025)
- Duster Benjamin: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (09/08/2025)
- DENNIS A. PRIETO: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (09/08/2025)
- CHERIE L. SCHAIBLE: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (09/08/2025)